                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                         POST-EFFECTIVE AMENDMENT NO. 1

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             METALINE CONTACT MINES
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

           Washington                                      91-0779945
 -------------------------------                      -------------------
 (State or other jurisdiction or                       (I.R.S. Employer
  incorporation or organization)                      Identification No.)


 6599 Prichard Creek Road, Murray, Idaho                     83874
----------------------------------------                   ----------
(Address of principal executive offices)                   (Zip Code)


Issuer's telephone number (208) 682-2217


Securities to be registered pursuant to Section 12(b) of the Act.

    Title of each class                Name of each exchange on which registered

---------------------------------      -----------------------------------------

---------------------------------      -----------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act.

                        Capital Common - $0.05 Par Value
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)



                              1 of 46 Total Pages

                           FORWARD LOOKING STATEMENTS


Metaline Contact Mines (hereinafter referred to as the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plan," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its customers. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number or risk factors, including: competitive actions; zinc prices; lack of available financing; and general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the U.S. Securities and Exchange Commission.

                                TABLE OF CONTENTS


PART I

Item 1.        Description of Business                                                 4

Item 2.        Management's Discussion and Analysis or Plan of Operation               7

Item 3.        Description of Property                                                 7

Item 4.        Security Ownership of Certain Beneficial Owners and Management          8

Item 5.        Directors and Executive  Officers, and Promoters and Control Persons    10

Item 6.        Executive Compensation                                                  12

Item 7.        Certain Relationships and Related Transactions                          15

Item 8.        Description of Securities                                               16


PART II

Item 1.        Market Price of and Dividends on the Registrant's Common Equity
               and Related Stockholder Matters                                         17

Item 2.        Legal Proceedings                                                       19

Item 3.        Changes in and Disagreements with Accountants                           19

Item 4.        Recent Sales of Unregistered Securities                                 19

Item 5.        Indemnification of Directors and Officers                               20


PART F/S

Item 1.        Financial Statements                                                    21


PART III

Item 1.        Index to Exhibits                                                       20

Item 2.        Description of Exhibits                                                 46

                                     PART I


ITEM 1. DESCRIPTION OF BUSINESS

(a) Metaline Contact Mines (hereinafter referred to as the "Company") is filing this Form 10-SB on a voluntary basis in order to make it's financial and other information equally available to any interested parties or investors.

        The Company was incorporated on November 15, 1928 pursuant to the laws of the State of Washington, for the purposes of engaging in the acquisition, leasing, exploration, development and mining of mineral resource properties, and to conduct all business appertaining thereto. Subsequent to organization the Company began acquiring unpatented zinc-lead mining claims and other mineral rights in the Metaline District, Pend Oreille County, State of Washington.

        Unpatented mining claims are claims in which an individual, corporation, or other legal entity, by the act of a valid location under the mining laws of the United States, has obtained a right to remove and extract minerals from the land, but where full title of the land has not been acquired from the U.S. Government. A patented mining claim refers to a parcel of mineral land for which the Federal Government has conveyed its title to an individual, corporation or other legal entity.

        From 1928 until 1946, the Company was inactive except for maintaining its mineral holdings.

        In 1946, the Company leased its mineral holdings to Metaline Mining & Leasing Company for a period of 25 years. There is no affiliation, past or present, between the Company and Metaline Mining & Leasing Company.

        In 1959, The Bunker Hill Company (hereinafter "Bunker Hill"), began managing the Company's business affairs and minerals holdings. However, the Company remained a non-operating corporation until after the expiration of its lease with Metaline Mining & Leasing Company.

        On April 14, 1976, the Company entered into an Exploration and Operating Agreement (the "1976 Agreement") with Bunker Hill whereby Bunker Hill was granted the exclusive right to conduct exploration, development and, if warranted, mining operations on the Company's mineral holdings.

        In 1982, control of the Company was transferred from Bunker Hill to Bunker Limited Partnership, who subsequently transferred the operating control of the 1976 Agreement to Pintlar Corp., a subsidiary of Gulf Resources & Chemical, the parent company of The Bunker Hill Company. In 1990, Pintlar Corp. transferred operating control of the 1976 Agreement to Resource Finance Inc., the U.S. subsidiary of RFC Resource Finance Corporation, Toronto, Ontario, Canada. In 1996, Cominco American Incorporated acquired operating control of the 1976 Agreement with its acquisition of Resource Finance Inc.

        In October of 1996, the Company commenced a structured reorganization in which the the Company contributed the surface rights of it's private real property described in Part I, Item 3(a) below, and standing timber thereon, to Metaline Contact Mines LLC, a Delaware limited liability company (hereinafter "MCMLLC") in exchange for a 99% equity membership interest in MCMLLC. The Company retained all of sub-surface mineral rights to it's properties. As a part of the reorganization, the shareholders of the Company were offered the opportunity to exchange their shares of common stock in the Company for non-managing equity membership interests in MCMLLC. A total of 19 shareholders accepted the exchange offer resulting in MCMLLC owning 11,686,643 shares of common stock in the Company, or 93.02%. The Company is the Managing Member of MCMLLC.

        On September 1, 1997, the Company negotiated a new Mining Lease With Purchase Option with Cominco American Incorporated (hereinafter the "New Cominco Lease") on the Company's mineral rights, which New Cominco Lease superseded the 1976 Agreement in its entirety.

        The Company has never had any bankruptcy, receivership or similar proceedings.

        The Company does not own any interest in mineral properties or rights that are currently in production, nor has it ever derived any revenues from the sale of zinc or other materials.

b.      Business of Company.

        1. The Company leases it's mineral rights and properties, described in Part I, Item 3(a) below, to Cominco American Incorporated (hereinafter "Cominco") who is currently exploring for zinc and lead. The Company offers no products or services to the general public.

        2. Since the Company does not offer any products or services to the public it has no distribution methods in place. In the event, however, that Cominco is successful in discovering a commercial ore body on the Company's mineral holdings, and that ore body is placed into commercial production, the Company will receive production royalties from Cominco. There are no assurances, however, that Cominco will be successful in discovering a commercial ore body on the Company's mineral holdings.

        3. There has been no new product or service publicly announced by the Company.

        4. The Company competes with other mining companies in connection with the acquisition of mineral properties, some of which have substantially greater financial resources than the Company. The Company believes no single company has sufficient market power to affect the price or supply of zinc in the world market.

        5. The Company's business does not require sources and raw materials.

        6. The Company is dependent on the success of Cominco's exploration, development, and, if warranted, mining programs.

        7. The Company leases it's mineral rights, as described in Item 3(a) below, to Cominco pursuant to the New Cominco Lease. The term of the New Cominco Lease is for 20 years, with an option for an additional 20 year period, and so long thereafter as there is commercial production from the Company's mineral rights. Under the terms of the New Cominco Lease, the Company receives an advance royalty of $3,000.00 per quarter for the first 5 years, $4,000.00 per quarter for the next 5 years, and $5,500.00 per quarter thereafter. The New Cominco Lease also provides a 3% Net Smelter Returns production royalty upon the commencement of commercial production. During the first 3 years of production the production royalty is fixed at $150,000.00 per year.

        8. Under the terms of the New Cominco Lease, the Company is not responsible for any governmental approvals with regard to it's mineral rights. However, in the event the Company's Lessee, Cominco, is successful in placing the Company's mineral rights into commercial production, federal, state and local governmental permits may be required, in which case obtaining any such permits is the responsibility of Cominco.

        9. Under the terms of the New Cominco Lease, the Company is not subject to any existing or probable governmental regulations. However, the Company's Lessee, Cominco, is subject to and responsible for all existing and future governmental regulations with regard to reclamation.

        10. The Company has spent no funds on research and development during the last two fiscal years.

        11. In the event there is commercial production from the Company's minerals rights, the costs and effects of compliance with environmental laws are the responsibility of Cominco.

        12.     The Company has no employees.

c.      Reports to securities holders.

        1. The Company is required to deliver annual reports to its security holders.

        2. On or about September 14, 2000, the Company became a reporting company with the Securities and Exchange Commission, and as a reporting company will file all required reports, including, nut not limited to, its Form 10-QSB and Form 10-KSB.

        3. The public may read and copy all materials the Company files with the U.S. Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

d. The Company is not a Canadian Issuer and therefore this paragraph is not applicable.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

        (a)     Plan of Operation.

                (1) The Company's Plan of Operation for the next twelve months will be to maintain its compliance with the terms and conditions of the New Cominco Lease, and its reporting requirements under the Securities Exchange act of 1934, as amended.

                        Under the terms of the New Cominco Lease, the Company is not required to participate financially in any exploration, development or mining expenditures initiated by Cominco. All such expenditures are for the sole account of Cominco. Additionally, Cominco pays the Company advance royalties of $12,000 per year for the first five (5) years of the term of the New Cominco Lease, $16,000 per year for the next five (5) years, and $22,000 per year thereafter against a 3% Net Smelter Return royalty on production in the event any of the Company's mineral holdings subject to the New Cominco Lease commence commercial production.

                        (i) It is the opinion of management that the Company has sufficient cash reserves, and other income in the form of advance royalties and interest on its cash reserves, to satisfy its cash requirements for the next three (3) years. The Company will not need to raise any additional funds in the next twelve (12) months.

                        (ii) The Company is not involved in any product research and development.

                        (iii) The Company does not expect to purchase or sell any plant, or significant equipment.

                        (iv) The Company does not expect to change the number of employees.

        (b) Management's Discussion and Analysis of Financial Condition and Results of Operations.

                The Company has not had revenues from operations for the last two fiscal years and is, therefore, not required to provide the information requisite in this Item.

ITEM 3. DESCRIPTION OF PROPERTY.

        (a) The Company owns all right, title and interest in and to mineral rights, all of which are located in the County of Pend Oreille, State of Washington, as follows: the mineral rights attached to 5,798 acres of fee simple property; the mineral rights attached to 487 acres of patented mining claims, and the mineral rights attached to 1,925 acres of unpatented lode mining claims. The Company does not own the surface rights to any of the fee simple property or patented mining claims. It does, however, have the right to use of the surface of the unpatented mining claims for exploration, development and mining purposes.

        The Company rents office facilities at 6599 Prichard Creek Road, Murray, Idaho 83874.

        (b)     Investment Policies.

                (1) The Company does not invest in real estate or interests in real estate that does not pertain to the mining industry.

                (2) The Company does not invest in real estate mortgages, or the types of properties subject to mortgages.

                (3) The Company does not invest in the securities of or interests of persons primarily engaged in real estate.

        (c)     Description of Real Estate and Operating Data.

                (1) The Company owns the mineral rights and properties described in Item 3(a) above, all of which are located in the County of Pend Oreille, State of Washington. The mineral rights and properties are under lease to Cominco who is exploring for zinc and lead ores. Although there are known occurrences of zinc and lead on the Company's properties, there are no commercial ore bodies known to exist on same.

                (2) The Company's title to its mineral rights and properties are described in Item 3(a) above. There are no mortgages, liens or encumbrances on said mineral rights and properties, except for the New Cominco Lease.

                (3) The Company rents its office facilities pursuant to an Office Service Agreement, dated June 1, 1998, as amended on July 1, 1999 and September 1, 2000, between Murrayville Land Company LLC and the Company. The term of the agreement is month-to-month, for $225.00 per month, plus its share of the operating costs of the facility, and other expenses.

                (4) The Company has no plans for the renovation, improvement or development of any of its properties. Any and all mining development programs are under the sole direction and account of Cominco.

                (5) The Company's properties are under lease to Cominco and are, therefore, not subject to competitive conditions.

                (6) In the opinion of management, the Company's properties are adequately covered by insurance.

                (7)     The Company does not own any improved properties.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        (a)     Security Ownership of Certain Beneficial Owners.



        ------------------------------------------------------------------------------
               (1)                  (2)            (3)                  (4)
         TITLE OF CLASS          NAME AND       AMOUNT AND       PERCENT OF CLASS
                               ADDRESS OF        NATURE OF
                                BENEFICIAL      BENEFICIAL
                                  OWNER           OWNER
        ------------------------------------------------------------------------------

             Common          Metaline Contact    11,236,643            79.89%
                             Contact Mines LLC   Direct Owner
                               P.O. Box 387
                            Murray, ID 83874(1)

             Common          Nor-Pac Limited      1,500,000            10.66%
                                 Company         Direct Owner
                              P.O. Box 412
                            Murray, ID 83874
        ------------------------------------------------------------------------------



Note 1: Metaline Contact Mines LLC is owned, as to 99.994%, by Nor-Pac Limited Company.

        Richard L. Howell is the Trustee of the R.L. and M.D. Howell Trust, the owner of a 25% equity membership interest in Nor-Pac Limited Company.

        Ed Pommerening is the President and Manager of Riverview Timber Services LLC, the owner of a 25% equity membership interest in Nor-Pac Limited Company.

        John W. Beasley is the President and Manager of J.W. Beasley Interests LLC, a limited partner (as to 50%) of G.G.J.B. & K.G.P.B. Holdings Limited Partnership (hereinafter referred to as "GGJB"). GGJB is the owner of a 25% equity membership interest in Nor-Pac Limited Company.

(b)     Security Ownership of Management.



        ----------------------------------------------------------------------------------
               (1)                  (2)                 (3)                (4)
         TITLE OF CLASS          NAME AND           AMOUNT AND       PERCENT OF CLASS
                               ADDRESS OF            NATURE OF
                                BENEFICIAL          BENEFICIAL
                                  OWNER               OWNER
        ----------------------------------------------------------------------------------
             Common         Richard L. Howell         3,184,161            22.64%
                              P.O. Box 472         Indirect Owner
                          Lewiston, ID 83501(1)

             Common          Ed Pommerening           3,184,161            22.64%
                              P.O. Box 369         Indirect Owner
                         Pinehurst, ID 83850(2)

                            John W. Beasley           1,592,081            11.32%
                              P.O. Box 387         Indirect Owner
                           Murray, ID 83874(3)

             Common       Directors & Executive       6,368,322            56.60%
                          Officers, as a group     Indirect Owner
        ------------------------------------------------------------------------------



(c)     Changes in Control.

        There are no arrangements which may result in a change in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, AND PROMOTERS AND CONTROL PERSONS.

        (a)     Identify directors and executive officers.

                (1) Richard L. Howell, age 65; John W. Beasley, age 55; Ed Pommerening, age 52.

                (2) Richard L. Howell, President and Director; John W. Beasley, Secretary and Director; Ed Pommerening, Director.

                (3) All of the individuals named in Part I, Item 5(a)(1) and 5(a)(2) above have held their respective positions since June 1, 1998.

                (4) Richard L. Howell. Mr. Howell has been the President and a director of the Company since 1998. From 1978 to 1995, Mr. Howell was the Personal Representative of the Estate of Nelson R. Howard and Trustee of the Testamentary Trust created under the Will of Nelson R. Howard. From 1995 to June 1, 2000, Mr. Howell was the Manager of Golconda Limited Company, the successor to the Nelson Howard Trust. From 1994 to present Mr. Howell has been the President and a Governor of Mission Mountain Interests Ltd. Co.; from 1997 to present the President and a Governor of Nor-Pac Limited Company; from 1998 to present, the President and a Governor of Murrayville Land Company LLC, and from 1998 to present, a Director of Paymaster Resources Incorporated.

                        John W. Beasley. Mr. Beasley has been the Secretary and a director of the Company since 1998. He holds a Bachelor of Science degree in Agricultural Economics from the University of California at Berkeley. From 1967 to 1975, Mr. Beasley played professional football for the Minnesota Vikings (including Super Bowl IV) and New Orleans Saints. From 1976 to 1982, he held numerous management positions with the Gulf Consolidated Services organization, including Vice President - Eastern Hemisphere in London, England. From 1992 to present, Mr. Beasley has been President and Manager of J.W. Beasley Interests LLC; from 1994 to present, the Secretary and a Governor of Mission Mountain Interests Ltd. Co.; from 1997 to present, the Secretary and a Governor of Nor-Pac Limited Company; from 1998 to present, the Secretary and a Governor of Murrayville Land Company LLC, the Secretary and a Governor of East-of-Idaho LLC, and the President and a Director of Paymaster Resources Incorporated; from 1999 to present, the Secretary and a Governor of Prichard Creek Resource Partners LLC.

                        Ed Pommerening. Mr. Pommerening has been a director of the Company since 1998. He holds a Bachelor of Science degree in Forestry from the University of Idaho. From 1974 to 1982, Mr. Pommerening was the Forester for The Bunker Hill Company, and from 1982 to 1991 for the Bunker Limited Partnership. From 1991 through 1993, Mr. Pommerening was the Forester for Pintlar Corp. From 1993 to the present, Mr. Pommerening has been the President and Manager of Riverview Timber Services LLC; from 1997 to present, a Governor of Nor-Pac Limited Company, and from 1998 to present, the Secretary and a Director of Paymaster Resources Incorporated.

                (5) The principal business conducted by the other companies mentioned in Item 5(4) above are as follows:

                        (a) Golconda Limited Company, an Idaho limited liability company, is the successor to the assets formerly owned in the Nelson Howard Trust, which actively invests in real estate, private timberlands, ranchlands, and other companies.

                        (b) Mission Mountain Interests Ltd. Co., an Idaho limited liability company, owns and operates private timberlands which timberlands are leased to the City of Kellogg, as the Silver Mountain Ski and Summer Resort, in Shoshone County, Idaho.

                        (c) J.W. Beasley Interests LLC, an Idaho limited liability company, is a management, consulting and investment holding company specializing in the natural resources industry.

                        (d) Riverview Timber Services LLC, an Idaho limited liability company, is a consulting forestry company.

                        (e) Paymaster Resources Incorporated, an Idaho corporation, is a mineral exploration company which leases the Golden Chest Mine, Shoshone County, Idaho.

                        (f) Nor-Pac Limited Company, an Idaho limited liability company, is a management, consulting and investment holding company with interests in real property and other companies.

                        (g) Murrayville Land Company LLC, an Idaho limited liability company, owns and operates an executive office facility in Murray, Idaho.

                        (h) East-of-Idaho LLC, a Wisconsin limited liability company, owns and operates a small resort in central Wisconsin.

                        (i) Prichard Creek Resource Partners LLC, an Idaho limited liability company, owns unpatented mining claims in Shoshone County, Idaho.

                        (j) Pintlar Corp. was a wholly-owned subsidiary of Gulf Resources & Chemical created to manage the environmental affairs at the Bunker Hill Mine Superfund Site in Kellogg, Idaho, and the employee retirement/benefit plans for Bunker Hill employees.

                (5) The above Directors are not directors of any other reporting companies.

                (6) The Secretary, John W. Beasley, spends approximately 20 hours per week, and the President, Richard L. Howell, spends approximately 5 hours per week on the business of the Company.

        (b)     Identify Significant Employees.

                There are no persons other than the officers and directors of the Company who are expected to make a significant contribution to the business of the Company.

        (c)     Family Relationships.

                There are no family relationships among the officers and directors of the Company.

        (d)     Involvement in Certain Legal Proceedings.

                (1) There have been no bankruptcy petition filed by or against any business of which the officers and directors have been or are partners, officers, or directors.

                (2) None of the officers and directors of the Company have been convicted in a criminal proceeding, or is subject to a pending criminal proceeding.

                (3) None of the officers and directors of the Company have been or is being subject to any order, judgement, or decree of any court of competent jurisdiction permanently or temporarily enjoining, barring, suspending or otherwise limiting their involvement in any type of business, securities or banking activities.

                (4) None of the officers and directors of the Company have violated any federal or state securities or commodities law, or found by any court of competent jurisdiction, the Securities and Exchange Commission, or the Commodity Futures Trading Commission to have violated any such laws.

ITEM 6. EXECUTIVE COMPENSATION.

        (a)     General.

                (1) On June 1, 1998, the Company entered into the Management Agreement described in Item 7(a) below with Nor-Pac Limited Company ("Nor-Pac"). To date, the Company has paid Nor-Pac management fees in the amount of 1,500,000 shares of its authorized, but unissued, common stock, with an aggregate value of $75,000, and $100,000 in cash.

                (2) Nor-Pac is owned, as to 75%, by entities that are owned by the Company's directors, and has been more fully disclosed in Item 7(a) below.

        (b)     Summary Compensation Table.



----------------------------------------------------------------------------------------------------------------------------
                                                  SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------------------------------------------------------------
                                                                                 Long Term Compensation
----------------------------------------------------------------------------------------------------------------------------
                                          Annual Compensation                   Awards               Payouts
----------------------------------------------------------------------------------------------------------------------------
           (a)           (b)          (c)        (d)         (e)           (f)           (g)           (h)          (i)
----------------------------------------------------------------------------------------------------------------------------
        Name                                                            Restricted    Securities
        and                                             Other Annual      Stock       Underlying       LTIP      All Other
        Principal                   Salary      Bonus   Compensation      Awards      Option/SAR     Payouts   Compensation
        Position        Year          ($)        ($)         ($)           ($)           (#)           ($)          ($)
----------------------------------------------------------------------------------------------------------------------------
        Richard         1999           0          0           0             0          250,000          0           1,050
        Howell,         2000           0          0           0             0             0             0          25,000
        President
        and Director
----------------------------------------------------------------------------------------------------------------------------
        John            1999           0          0           0             0          250,000          0           1,050
        Beasley,        2000           0          0           0             0             0             0          12,500
        Secretary
        and Director

--------------------------------------------------------------------------------------------------------------------------
        Ed              1999           0          0           0           0          250,000          0           1,050
        Pommerening
        Director        2000           0          0           0           0             0             0          25,000
--------------------------------------------------------------------------------------------------------------------------



        (c)     Option/SAR Grants Table.




------------------------------------------------------------------------------------------------------------------------
                                           OPTION/SAR GRANTS IN LAST FISCAL YEAR
------------------------------------------------------------------------------------------------------------------------
                                                     Individual Grants
------------------------------------------------------------------------------------------------------------------------
           (a)                      (b)                              (c)                       (d)              (e)
------------------------------------------------------------------------------------------------------------------------
                           Number of Securities           % of Total Options/SAR's         Exercise or
                          Underlying Options/SAR's      Granted to Employees in Fiscal      Base Price       Expiration
           Name                   Granted                            Year                      ($/S)            Date
------------------------------------------------------------------------------------------------------------------------
         Richard                  250,000                             25%                     $0.125          11-16-09
         Howell
------------------------------------------------------------------------------------------------------------------------
         John                     250,000                             25%                     $0.125          11-16-09
         Beasley
------------------------------------------------------------------------------------------------------------------------
         Ed                       250,000                             25%                     $0.125          11-16-09
         Pommerening
------------------------------------------------------------------------------------------------------------------------
         Gene                     250,000                             25%                     $0.125          11-16-09
         George
------------------------------------------------------------------------------------------------------------------------



Note: The Exercise Price, as specified in column "d" above is subject to adjustment. In the event the Company issues or sells any common stock for a per share consideration of less than the Exercise Price stated in column "d" above, the Exercise Price shall be reduced to the price (calculated to the nearest cent) determined by multiplying the Exercise Price in effect immediately prior to the time of such issue or sale by a fraction (i) the numerator of which shall be the sum of (x) the aggregate number of common shares outstanding immediately prior to such issue or sale plus (y) the consideration received by the Company upon such issue or sale, and (ii) the denominator of which shall be the product of (x) the aggregate number of common shares outstanding immediately after the issue or sale, multiplied by (y) the market price of the common shares immediately prior to such issue or sale.

No adjustment of the Exercise Price shall be made by reason of (i) the issue, sale, or grant under any stock option plan or stock purchase plan of the Company or under any individual arrangement or otherwise, to any employee or director of the Company or any independent contractor, in consideration of the rendering of services to the Company by such employee, director, or independent contractor, of any common shares or rights to subscribe for or to purchase, or options for the purchase of, common shares or convertible securities or (ii) a change in the purchase price provided for in any such right or option, in the additional consideration, if any, payable upon the conversion or exchange of any such convertible securities, or in the rate at which any such convertible securities are convertible or exchangeable.

        (d) Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table.



--------------------------------------------------------------------------------------------------------------------------
                        AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
--------------------------------------------------------------------------------------------------------------------------
           (a)             (b)                (c)                         (d)                             (e)
--------------------------------------------------------------------------------------------------------------------------
                                                           Number of Securities Underlying     Value of Unexercised In-the
                                                            Unexercised Options/SARs at FY-      Money Options/SARs at FY-
                          Shares             Value                      End(#)                          End($)
                       Acquired on         Realized
         Name          Exercise(#)            ($)             Exercisable/Unexercisable          Exercisable/Unexercisable
--------------------------------------------------------------------------------------------------------------------------
         Richard            0                  0                    250,000 / 0                         $0 / $0
         Howell
--------------------------------------------------------------------------------------------------------------------------
         John               0                  0                    250,000 / 0                         $0 / $0
         Beasley
--------------------------------------------------------------------------------------------------------------------------
         Ed                 0                  0                    250,000 / 0                         $0 / $0
         Pommerening
--------------------------------------------------------------------------------------------------------------------------
         Gene               0                  0                    250,000 / 0                         $0 / $0
         George
--------------------------------------------------------------------------------------------------------------------------



        (e)     Long-Term Incentive Plan ("LTIP") Awards Table.

                The Company has no Long Term Incentive Plans.

        (f)     Compensation of Directors.

                1. Directors of the Company receive $175.00 for each regularly scheduled meeting of directors, and $350.00 for each specially scheduled meeting, plus normal out-of-pocket expenses incurred to attend said meetings.

                2.      There are no other arrangements to compensate directors.

        (g) Employment Contracts and Termination of Employment and Change-in-Control Arrangements.

                (1) The Company has no employment contracts with its executive officers.

                (2) The Company has no compensatory plan or arrangements with its executive officers in the event of the resignation, retirement or any other termination of such executive officers, nor does the Company have any arrangements with its executive officers in the event of a charge-in-control of the Company.

        (h)     Reporting On Repricing of Options/SAR's.

                (1) During the last completed fiscal year the Company was not a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act, and did not adjust or amend the exercise price of stock options previously awarded.

                (2) There were no repricing of options during the last completed fiscal year. Therefore, no explanations were required by the Compensation Committee.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        (a) On June 1, 1998, the Company entered into an Agreement for Management and Consulting Services with Nor-Pac Limited Company (hereinafter referred to as the "Management Agreement"), which Management Agreement was amended by First Amendment to the Agreement for Management and Consulting Services, dated January 1, 1999. Under the terms of the Management Agreement Nor-Pac Limited Company (hereinafter referred to as "Nor-Pac") provides the Company with certain management and consulting services, and Nor-Pac is entitled to receive Five Hundred Thousand (500,000) shares of the Company's authorized, but unissued, common stock in the second half of 1998, Two Hundred Fifty Thousand (250,000) shares quarterly in 1999, and Ten Thousand Dollars ($10,000.00) per month thereafter commencing on January 1, 2000. In the event in 1999 the Company's common stock becomes publicly traded on NASDAQ's Over-the-Counter Electronic Bulletin Board (OTCBB), Nor-Pac shall receive as additional compensation Five Hundred Thousand (500,000) shares of common stock and One Million (1,000,000) shares if the Company's common stock become listed on NASDAQ. In 1999, the Company's common stock did not become publicly traded on either the OTCBB or NASDAQ, and as a result, Nor-Pac was not compensated the additional shares of the Company's common stock as described hereinabove.

                Commencing on January 1, 2000, the Company and Nor-Pac review on a quarterly basis the amount and scope of the consulting, management and advisory services performed by Nor-Pac on the Company's behalf, and if it is determined that it is a materially greater of lesser amount, then the Company and Nor-Pac shall agree to an equitable adjustment in the fees paid by the Company. All payments due Nor-Pac pursuant to the terms of the Management Agreement have been made.

                Under the terms of the Management Agreement, Nor-Pac makes available to the Company the services of its officers and representatives for the purposes of advising and consulting with the Company concerning all phases of the Company's business affairs and operations, including the following:

                (1) assisting the Company in determining its short and long term capital requirements, in determining the best method of fulfilling such capital requirements, and in locating sources of equity and long and short term debt financing;

                (2) assisting the Company in determining the need for and devising and installing financial, accounting and other office and business systems and controls;

                (3) assisting the Company in developing business investment and management plans and programs, in formulating policies and objectives, and carrying out such plans, programs and policies required for the efficient and successful operation of the Company's business operations;

                (4) assisting the Company in developing a public trading market for its securities;

                (5) assisting the Company in finding, researching, evaluating, leasing, acquiring, joint-venturing and in any and all ways securing the rights to natural resource properties.

                Nor-Pac is Seventy Five Percent (75%) owned by entities that are owned, directly or indirectly, in whole or in part, by Richard
                L. Howell, John W. Beasley and Ed Pommerening, directors of the Company. By virtue of their respective interests in these entities, Richard L. Howell, John W. Beasley and Ed Pommerening may be deemed to have an indirect material interest in the transaction.

                On June 1, 1998, the Company entered into an Office Services Agreement (the "Office Agreement") with Murrayville Land Company LLC ("Murrayville"), which Office Agreement was amended on July 1, 1999 and September 1, 2000. Under the terms of the Office Agreement, Murrayville provides the Company with office facilities and the use of office equipment on a monthly basis for $225 per month, plus its proportionate share of office overhead. All payments to Murrayville under the terms of the Office Agreement are current.

                Murrayville Land Company LLC is 66.66% owned by entities that are owned by Richard L. Howell and John W. Beasley, officers and directors of the Company. By virtue of their respective interests in these entities, Richard L. Howell and John W. Beasley may be deemed to have an indirect material interest in the transaction.

                On June 1, 2000, Metaline Contact Mines LLC (hereinafter "MCMLLC"), a Delaware limited liability company, and parent of the Company, sold properties which the Company's share of proceeds was $507.858. MCMLLC paid the Company $402,388, and the Company recorded a accounts receivable for the balance of $105,470.

                On September 20, 1999, the Company loaned Nor-Pac the sum of $95,000.00 at an annual interest rate of 8.25% pursuant to a formal loan document. The loan, plus all accrued interest, was paid in full on June 20, 2000.

        (b) It is the opinion of the management of the Company that the services and fees provided for in the Management Agreement and the Office Agreement are no less favorable to the Company than could have been secured in arm's-length transactions. The amount of interest paid by Nor-Pac on its loan from the Company was approximately twice the amount being earned by the Company in it's money market account at the time of the loan.

        (c) Metaline Contact Mines LLC ("MCMLLC"), a Delaware limited liability company, owns 79.89% of the outstanding shares of the Company. The Company is the Managing Member of MCMLLC.

        (d)     Transactions With Promoters.

                (1) The Company has not transacted any business with promoters.

                (2) No assets have been or are to be acquired from promoters.

ITEM 8. DESCRIPTION OF SECURITIES.

        (a)     Common Stock.

                (1) The Company is authorized to issue 20,000,000 shares of Common Stock, par value $0.05 per share. The Company presently has 14,064,300 shares of Common Stock issued and outstanding, which are held by 303 shareholders.

                        All shares of Common Stock have equal voting rights, and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of Directors is not permitted. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully paid and non-assessable. Holders of the Common Stock are entitled to a pro-rata share in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

                (2) The Company is not authorized in its Articles of Incorporation to offer any preferred stock.

                (3)     The rights of the common stockholders are described in
                        Item 8(a)(1) above.

                (4) There are no provisions in the Company's Articles of Incorporation or By-laws that would delay, defer or prevent a change in control of the Company.

        (b)     Debt Securities.

                (1)     The Company is not offering any debt securities.

                (2) There are no material provisions giving or limiting the rights of debtholders as there are no debtholders.

                (3) There is no trustee designated by any debenture as there is no debenture.

                (4) There are no tax effects of any securities being offered at an "original issue discount" as no securities are being offered.

        (c)     Other Securities To Be Registered.

                The Company is not registering any other securities.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

        (a)     Market Information.

                (1) On June 4, 1999, the Company's common stock was approved for trading on the National Quotation Bureau's "Pink Sheets".

                        (i) The principal market for Company's common stock is not an exchange.

                        (ii) The range of high and low bid information for the last seven quarters is as follows:

                                                                  High             Low
                                                                -------          -------
                                2nd Quarter, 1999:              $0.25            $0.0625
                                3rd Quarter, 1999:              $0.25            $0.0625
                                4th Quarter, 1999:              $0.25            $0.0625

                                1st Quarter, 2000:              $0.25            $0.0625
                                2nd Quarter, 2000:              $0.25            $0.625
                                3rd Quarter, 2000:              $0.25            $0.625



                                Quotations were supplied by J. Alexander
                                Securities Inc., Los Angeles, California, and, commencing in the first quarter of 2000, by Olson Paine, Spokane, Washington. Quoted prices are inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

                        (iii) J. Alexander Securities Inc. and Olson Paine are licensed securities brokerage firms registered with the National Association of Securities Dealers. There is no affiliation between the Company and either of these firms.

                        (iv) As of the date of this filing, the Company's common stock has not become publicly traded on NASDAQ or its OTCBB.

                (2)     (i)     Management approved the reservation of 2,000,000
                                shares of the Company's common stock for options pursuant to the 1999 Stock Option Plan (the
                                "Stock Option Plan"). On November 15, 1999, the
                                Company held a Special Meeting of Shareholders, who approved the Stock Option Plan. On November
                                16, 1999, the Company issued options to its three (3) directors and an independent consultant totaling One Million (1,000,000) shares. The independent consultant is Gene
                                George of Spokane, Washington.

                        (ii) There are 250,000 shares of common stock that could be sold pursuant to Rule 144 of the Securities Act of 1933, as amended. The Company has not agreed to register any of its securities under the Securities Act for sale by its security holders.

                        (iii) There is no common equity being or has been proposed to be offered publicly by the Company.

        (b)     Holders.

                There are 303 shareholders of the Company's common stock.

        (c)     Dividends.

                The Company has issued no dividends to date and there are no immediate plans to issue dividends this year or in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

        (a) Neither the Company, its directors, officers or affiliates, or owners of record or beneficially of more than 5% of any class of voting securities, is a party to any pending legal proceedings, nor do any of the above named parties expect to be a party to any future legal proceedings.

        (b) The Company is not aware of any governmental authority that is contemplating legal proceedings against the Company, its mineral rights or properties.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        (a) There have been no changes in or disagreements with accountants on accounting and financial disclosure of the Company during the Company's two most recent fiscal years.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

        (a) On October 26, 1998, the Company issued Two Hundred Fifty Thousand (250,000) shares of its authorized, but unissued, common stock to Nor-Pac Limited Company, an Idaho limited liability company ("Nor-Pac"), pursuant to the terms of the Management Agreement described in Part I, Item 7(a) above. The aggregate amount of the consideration was $12,500.00.

                On January 29, 1999, the Company issued Two Hundred Fifty Thousand (250,000) shares of its authorized, but unissued, common stock to Nor-Pac, pursuant to the terms of the Management Agreement described in Part I, Item 7(a) above. The aggregate amount of the consideration was $12,500.00.

                On February 18, 1999, the Company issued Two Hundred Fifty Thousand (250,000) shares of its authorized, but unissued, common stock to Nor-Pac, pursuant to the terms of the Management Agreement described in Part I, Item 7(a) above. The aggregate amount of the consideration was $12,500.00.

                On July 15, 1999, the Company issued Two Hundred Fifty Thousand (250,000) shares of its authorized, but unissued, common stock to Nor-Pac, pursuant to the terms of the Management Agreement described in Part I, Item 7(a) above. The aggregate amount of the consideration was $12,500.00.

                On November 16, 1999, the Company granted options to its three directors, and an independent consultant, pursuant to an Option Certificate, whereby the directors and the consultant have the right to purchase an aggregate of 250,000 shares each of the Company's common stock at an initial Exercise Price of $0.125 per share. In the event all of the options are exercised, the aggregate amount of the consideration realized by the Company will be $125,000.

                On January 18, 2000, the Company issued Five Hundred Thousand (500,000) shares of its authorized, but unissued, common stock to Nor-Pac, pursuant to the terms of the Management Agreement described in Part I, Item 7(a) above. The aggregate amount of the consideration was $25,000.00.

        (b) There were no underwriters or public offering of the shares or options mentioned above.

        (c) The shares were issued for other than cash. The consideration received by the Company was the management and consulting services provided pursuant to the terms of the Agreement for Management and Consulting Services mentioned in Part I, Item 7(a) above.

        (d) The shares and options were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.

        (e) The options may be exercised by the registered holder, in whole or in part, by the surrender of the option certificate, duly endorsed, at the principal office of the Company and upon payment to the Company by cash, cashier's check, or certified check, payable to the Company of the purchase price of the common shares purchased. The common shares so purchased shall be deemed to be issued on the date on which these option certificate shall have been surrendered and payment made for such common shares. The certificate for such common shares shall be delivered to the registered holder within a reasonable time, not exceeding ten (10) days, after the option shall have been exercised and a new option certificate evidencing the number of options, if any, remaining unexercised shall also be issued to the registered holder within such time. No fractional common shares of the Company, or scripts for any such fractional shares shall be issued upon the exercise of any options. The exercise of the option shall be for not less than five thousand (5,000) shares of common stock.

        (f)     A report of the use of proceeds is not required.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Amended By-Laws of the Company indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them, which may be incurred in any legal action brought against any or all of them while serving as an officer and/or director of the Company, so long as such action(s) or refusal to take action(s) by any or all of them was not willful, grossly negligent, fraudulent, or with criminal intent.

                                    PART F/S

ITEM 1. FINANCIAL STATEMENTS.

        The audited financial statements of the Company and related notes which are included in this registration statement have been examined by Williams & Webster, P.A., Certified Public Accountants, and have been included in reliance upon the opinion of such accountants given their authority as a expert in auditing and accounting.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.




  Exhibit
  Number       Title                                                      Page
  ------       -----                                                      ----
   3(i)*       Articles of Incorporation                                   30

   3(ii)*      By-Laws                                                     45

   10(i)*      Mining Lease With Purchase Option                           57

   10(ii)(A)*  Agreement for Management and Consulting Services            97




* Incorporated by reference to the Company's Registration Statement on Form 10-SB, as amended, filed on July 14, 2000 and amended on August 11, 2000, File No. 0-31025.

                             METALINE CONTACT MINES
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 and 1998


                            Williams & Webster, P.S.
                          Certified Public Accountants
                        Bank of America Financial Center
                          601 W. Riverside, Suite 1940
                                Spokane, WA 99201

                             METALINE CONTACT MINES

                                TABLE OF CONTENTS




INDEPENDENT AUDITOR'S REPORT                                          1

FINANCIAL STATEMENTS

Balance Sheets                                                        2
Statements of Operations                                              3
Statement of Stockholders' Equity                                     4
Statements of Cash Flows                                              5

NOTES TO FINANCIAL STATEMENTS;                                        6

                     [WILLIAMS & WEBSTER, P.S. LETTERHEAD]

The Board of Directors
Metaline Contact Mines
Murray, Idaho

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheets of Metaline Contact Mines as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metaline Contact Mines at December 31, 1999 and 1998, and the results of its operations, stockholders' equity, and cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

March 29, 2000, EXCEPT AS TO NOTES 2, 3 AND 5 WHICH ARE AS OF OCTOBER 31, 2000

                             METALINE CONTACT MINES
                                 BALANCE SHEETS


                                                                          December 31,    December 31,
                                                                             1999            1998
                                                                           ---------       ---------
ASSETS

     CURRENT ASSETS
         Cash and cash equivalents                                         $ 321,228       $ 407,347
         Federal tax deposit                                                   1,500              --
                                                                           ---------       ---------

                                      TOTAL CURRENT ASSETS                   322,728         407,347
                                                                           ---------       ---------

     OTHER ASSETS
         Receivables from related parties                                    226,768         129,413
         Investment in LLC                                                    38,253          45,440
                                                                           ---------       ---------

                                      TOTAL OTHER ASSETS                     265,021         174,853
                                                                           ---------       ---------

     TOTAL ASSETS                                                          $ 587,749       $ 582,200
                                                                           =========       =========


LIABILITIES AND STOCKHOLDERS' EQUITY

     CURRENT LIABILITIES                                                   $  25,876       $      --
                                                                           ---------       ---------

                                      TOTAL CURRENT LIABILITIES               25,876              --
                                                                           ---------       ---------

     COMMITMENTS AND CONTINGENCIES                                                --              --
                                                                           ---------       ---------

     STOCKHOLDERS' EQUITY
         Common stock, $0.05 par value; 20,000,000 shares authorized,
             13,564,300 and 12,814,300 shares issued and outstanding         678,222         640,722
         Additional paid-in capital                                          302,165         302,165
         Stock options                                                        13,632              --
         Accumulated deficit                                                (432,146)       (360,687)
                                                                           ---------       ---------

                                      TOTAL STOCKHOLDERS' EQUITY             561,873         582,200
                                                                           ---------       ---------


     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $ 587,749       $ 582,200
                                                                           =========       =========




   The accompanying notes are an integral part of these financial statements.

                             METALINE CONTACT MINES
                            STATEMENTS OF OPERATIONS

                                                Year Ended         Year Ended
                                                December 31,       December 31,
                                                   1999               1998
                                               ------------       ------------
REVENUES

     Royalty income                            $     12,000       $      9,008
                                               ------------       ------------


GENERAL AND ADMINISTRATIVE EXPENSES

     Consulting and management fees                  79,567             12,500
     Accounting and legal fees                        8,728             18,166
     Transfer agent fees                                957              1,169
     Repairs and maintenance                             --              1,082
     Rent                                             2,075              1,050
     Office                                           2,260                703
     Utilities                                          135                372
     Travel and meals                                   744                137
     Taxes and licenses                                  79                 86
     Insurance                                           --                 60
                                               ------------       ------------
        Total Expenses                               94,545             35,325
                                               ------------       ------------

OPERATING INCOME (LOSS)                             (82,545)           (26,317)
                                               ------------       ------------

OTHER INCOME

     Interest income                                  2,355                730
     Dividend income                                 15,918                 --
     Income (Loss) from investment in LLC            (7,187)           455,538
                                               ------------       ------------
       Total Other Income                            11,086            456,268
                                               ------------       ------------

NET INCOME (LOSS) BEFORE TAXES                      (71,459)           429,951

INCOME TAX EXPENSE                                       --                 --
                                               ------------       ------------

NET INCOME (LOSS)                              $    (71,459)      $    429,951
                                               ============       ============

NET INCOME (LOSS) PER COMMON SHARE             $      (0.01)      $       0.03
                                               ============       ============

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING                     13,378,684         12,626,800
                                               ============       ============



   The accompanying notes are an integral part of these financial statements.

                             METALINE CONTACT MINES
                        STATEMENT OF SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999



                                                   Number of                                                          Total
                                                    Common       Common      Paid-in    Accumulated      Stock     Stockholders'
                                                 Stock Shares    Stock       Capital      Deficit       Options       Equity
                                                  ----------   ----------   ----------   ----------    ----------   ----------

BALANCE, AT DECEMBER 31, 1997                     12,564,300   $  628,222   $  302,165   $ (790,638)   $       --   $  139,749

      Issuance of stock at September 30, 1998
      in payment of consulting fees at               250,000       12,500           --           --            --       12,500
      $0.05 per share

      Net income for the year ended
      December 31, 1998                                   --           --           --      429,951            --      429,951
                                                  ----------   ----------   ----------   ----------    ----------   ----------


BALANCE, AT DECEMBER 31, 1998                     12,814,300      640,722      302,165     (360,687)           --      582,200

      Issuances of stock for consulting fees at
      $0.05 per share                                750,000       37,500           --           --            --       37,500

      Stock options granted November 16, 1999             --           --           --           --        13,632       13,632

      Net loss for the year ended                         --           --           --      (71,459)           --      (71,459)
      December 31, 1999
                                                  ----------   ----------   ----------   ----------    ----------   ----------

BALANCE AT DECEMBER 31, 1999                      13,564,300   $  678,222   $  302,165   $ (432,146)   $   13,632   $  561,873
                                                  ==========   ==========   ==========   ==========    ==========   ==========



   The accompanying notes are an integral part of these financial statements.

                             METALINE CONTACT MINES
                             STATEMENTS OF CASH FLOW


                                                                      Year Ended      Year Ended
                                                                      December 31,    December 31,
                                                                          1999            1998
                                                                       ---------       ---------

CASH FLOWS FROM OPERATING ACTIVITIES
      Net income (loss)                                                $ (71,459)      $ 429,951
      Adjustments to reconcile net income (loss) to net cash
          provided (used) by operating activities:
      Changes in assets and liabilities:
           Increase in account receivable                                (97,355)        (96,358)
           Decrease in investment in LLC                                   7,187              --
           Increase in accounts payable                                   25,876              --
           Decrease (increase) in other assets                            (1,500)         52,613
      Payment of expenses from stock options granted                      13,632              --
      Payment of expenses from issuance of stock                          37,500          12,500
                                                                       ---------       ---------
                 Net cash provided (used) by operating activities        (86,119)        398,706
                                                                       ---------       ---------

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES                                   --              --
                                                                       ---------       ---------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                                   --              --
                                                                       ---------       ---------

      Net increase (decrease) in cash and cash equivalents               (86,119)        398,706

Cash and cash equivalents beginning of year                              407,347           8,641
                                                                       ---------       ---------

Cash and cash equivalents for end of year                              $ 321,228       $ 407,347
                                                                       =========       =========

Supplemental cash flow disclosures:

      Income taxes paid                                                $      --       $      --
      Interest paid                                                    $      --       $      --

NON-CASH TRANSACTIONS
      Stock issued in payment of consulting and other expenses         $  37,500       $  12,500
      Payment of expenses from stock options granted                   $  13,632              --



   The accompanying notes are an integral part of these financial statements.

METALINE CONTACT MINES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Metaline Contact Mines (hereinafter "Metaline") was incorporated in November of 1928 under the laws of the State of Washington for the purpose of engaging in mining and the buying and selling of ores, metals, and minerals.

The Company was reorganized and recapitalized in 1960 and its articles of incorporation were amended to expand its business purposes to include various additional business activities. Metaline has continued its operations since its formation and has historically acquired land, mineral rights, patented lode mining claims, and timber.

In the last quarter of 1996, Metaline transferred substantially all of its assets to a limited liability company. See Note 3 and Note 8.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

INVESTMENTS

THE COMPANY ACCOUNTS FOR ITS INVESTMENT IN METALINE CONTACT MINES LLC USING THE EQUITY METHOD. SEE NOTE 3.

Earnings Per Share

Earnings per share was computed by dividing the net income (loss) by the weighted average number of shares outstanding during the year. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time they were outstanding.

Impaired Asset Policy

The Company evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates.

METALINE CONTACT MINES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE 3- INVESTMENTS IN LLC

On October 30, 1996, Metaline formed a Delaware limited liability company, Metaline Contact Mines, LLC (hereinafter "The LLC"). UPON ORGANIZATION OF THE LLC, THE COMPANY TRANSFERRED SUBSTANTIALLY ALL OF ITS ASSETS (PRIMARILY REAL PROPERTY SURFACE RIGHTS AND TIMBER) TO THE LLC. THE COMPANY RECORDED ITS INITIAL INVESTMENT IN THE LLC AT $674,834, THE NET BOOK VALUE OF THE ASSETS TRANSFERRED. AT THE TIME OF THE LLC'S FORMATION, THE COMPANY WAS THE SOLE MEMBER IN THE LLC, REPRESENTING 100% OWNERSHIP.

In 1998, the majority of the Company's interest in The LLC was expensed in connection with the sale of the majority of The LLC's assets. See Note 5.

AT THE BEGINNING OF 1998, THE COMPANY'S FORMER SHAREHOLDERS ACQUIRED 93 PERCENT OF THE LLC BY TRANSFERRING THEIR STOCK IN THE COMPANY TO THE LLC IN EXCHANGE FOR NON-MANAGING MEMBER INTERESTS. AT THE CONCLUSION OF THIS SHARE EXCHANGE, THE COMPANY'S PERCENTAGE OF OWNERSHIP IN THE LLC WAS REDUCED TO SEVEN PERCENT (7%). THE COMPANY WROTE DOWN ITS INITIAL INVESTMENT BY 93%, THUS A LOSS OF $627,596 WAS RECORDED TO REFLECT ITS DILUTED INVESTMENT IN THE LLC. AFTER THE WRITE DOWN OF ITS INVESTMENT, APPLICATION OF THE LLC'S CAPITAL GAINS, AND THE LLC'S OPERATING LOSS FOR THE YEAR ENDED DECEMBER 31, 1998, THE VALUE OF THE COMPANY'S INVESTMENT IN THE LLC WAS $45,440.

BOTH BEFORE AND AFTER THE SHARE EXCHANGE, THE COMPANY WAS THE MANAGING MEMBER OF THE LLC. SEE NOTE 5 AND NOTE 9.

In 1999, a net loss in The LLC resulted in a decreased value of the Company's interest to $38,382.

NOTE 4-MINERAL PROPERTIES

In 1996, Metaline transferred timber and real property surface rights to The LLC (see Note 3) but retained underground mineral rights to the transferred real property and its mining claims, located in Pend Oreille County in Washington State. The timber and real property surface rights were deemed by management to have a value equal to their recorded cost and this cost was transferred to The LLC. The related mineral rights are carried at no cost on Metaline's books.

In 1997, Metaline and The LLC jointly leased certain Pend Oreille County real estate and all of its mineral rights to a major mining company. See Note 6.

NOTE 5- RELATED PARTIES

During 1996, $33,055 was advanced to The LLC for operating expenditures. At December 31, 1998, the remaining balance was $24,055. These funds are recorded on Metaline's books as part of a non-current, related party receivable.

During 1998, The LLC sold property for a net gain of $5,958,762. Metaline's share of this gain BEFORE ADJUSTMENT OF THE COMPANY'S INVESTMENT FROM THE LLC'S OPERATING RESULTS AND WRITE DOWN FROM ITS SUBSTANTIAL DECREASE IN OWNERSHIP OF THE LLC (SEE NOTE 3) was $507,858. The Company recorded a non-current, related parry receivable of $105,470 for the balance of the distribution which is expected to be received in 2000.

METALINE CONTACT MINES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE 5 - RELATED PARTIES (CONTINUED)

In June 1998, Metaline executed an agreement with Nor-Pac Limited Company wherein, for providing management and consulting services to Metaline, Nor-Pac was entitled to receive 500,000 shares of Metaline common stock in the second half of 1998, 250,000 shares of Metaline common stock quarterly in 1999 and $10,000 per month thereafter commencing on January 1, 2000. In the event that Metaline's common stock becomes publicly trading on NASDAQ or equivalent stock exchange, Nor-Pac shall receive as additional compensation 1,000,000 shares of common stock (if public trading commences in 1999). In September 1998, Metaline issued 250,000 shares of common stock to Nor-Pac and also issued another 250,000 shares in January 1999.

Throughout 1999, two additional stock issuances to Nor-Pac occurred totaling 500,000 shares in payment of consulting fees for the first and second quarter of 1999. Consulting fees for the third and fourth quarter of 1999 have been accrued and it is expected that shares will be issued in the year 2000 in full payment of the services.

On September 20, 1999, the Company's Board of Directors approved a $95,000 loan to Nor-Pac at an annual interest rate of 8.25%. The uncollateralized, shot-term instrument is due, in full, on September 20, 2000.

For additional information on related parties, see Notes 3, 6 and 9.

NOTE 6 - MINING LEASE WITH PURCHASE OPTION

On September 1, 1997, Metaline and The LLC acting jointly as lessors, executed an agreement with Cominco American Incorporated (hereinafter "Cominco") wherein Cominco received the right to explore, develop, and mine Metaline's underground mineral rights in Pend Oreille County, Washington for a period of twenty years with an option renewal period of the same length. Under this lease agreement, Cominco obligates itself to pay the lessors $3,000 per quarter for the first five years of the lease with ascending quarterly increments at each successive five year interval.

The aforementioned quarterly disbursements are characterized by the lease as "advance royalty payments" which may be fully offset against a three-percent production royalty retained by the lessors.

The lease agreement, while providing that Cominco must expend $125,000 in exploration work within the first five years of the lease, also gives Cominco the option to purchase 200 surface acres of the leased property for fair market value during the lease term.

From the inception of the lease through December 31, 1999, Metaline has received $27,016 in payments from Cominco.

NOTE 7 - INCOME TAXES

The Company has available unused operating loss carryforwards that may be applied against future taxable income of $244,581 and $52,925 expiring on December 31, 2018 and 2019, respectively.

METALINE CONTACT MINES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE 7 - INCOME TAXES (CONTINUED)

No deferred tax benefit has been reported in the financial statements, as the Company believes there is a significant chance that the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

All earnings from The LLC in 1997 and 1996 were attributed by The LLC's principal owners to Metaline. Accordingly, Metaline reported these earnings as its own taxable income (on both Metaline's and The LLC's federal income tax returns) although Metaline retained only a 6.9861 percent interest in The LLC from the end of 1996 to December 31,1998. For calendar 1998 and 1999, Metaline will report only its pro rata share (6.9861%) of taxable income from The LLC, with other LLC members reporting their respective share of LLC taxable income.

The LLC has agreed, in writing, to indemnify Metaline for any prior year income distributions requested by other LLC members. As of December 31, 1999, no cash or property distributions were made by the LLC to its members for indemnification purposes. In view of the ownership changes in The LLC, future distributions are expected to be made by The LLC to its members as determined from rime to time by Metaline, its managing member. See Note 9 regarding a change in LLC ownership and see Note 5 regarding related party commitment.

NOTE 9 - CHANGE IN LLC OWNERSHIP

On June 1, 1998, Nor-Pac Limited Company purchased control of Metaline from its three principal owners at the time (Bunker Limited Partnership, Hecla Mining Company, and Metaline Mining & Leasing Company) by acquiring these entities' interests in Metaline Contact Mines LLC. See Note 1 and Note 5.

NOTE 10 - STOCK OPTIONS

On November 16, 1999, the board of directors approved the Metaline Contact Mines 1999 Stock Option Plan. This plan allows the Company to distribute up to 2,000,000 shares of common stock shares to officers, directors, employees and consultants through the authorization of the Company's board of directors at an initial exercise price of $0.125. The options may be exercised until November 16, 2009, at which time they expire.

The fair value of each option granted was estimated on the grant date using the Black-Scholes Option Price Calculation. The following assumptions were made to estimate fair value: the risk-free interest rate is 6.11%, volatility is 0.3, and the expected life of the options is ten years. Accordingly, $13,632 of the option's expense was initially recorded in the Company's financial statements as consulting and management fees. In accordance with Financial Accounting Standard No. 123 paragraph 115, this expense was deemed to be an estimate, subject to adjustment by decreasing the expense in the period of forfeiture.

METALINE CONTACT MINES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE 10 - STOCK OPTIONS (CONTINUED)

Following is a summary of the status of fixed options outstanding at December 31, 1999:



                                                   Weighted
                                                   Average
                                    Number of      Exercise
                                     Shares         Price
                                    ---------      ---------
Outstanding, January 1, 1999               --      $      --
              Granted               1,000,000          0.125
              Exercised                    --             --
              Forfeited                    --             --
              Expired                      --             --
                                    ---------      ---------
Outstanding, December 31,1999       1,000,000      $   0.125
                                    =========      =========
Exercisable, December 31, 1999      1,000,000      $   0.125
                                    =========      =========



NOTE 11-SUBSEQUENT EVENTS

Subsequent to December 31, 1999, the following event occurred:

On March 1, 2000, a payment of $25,000 was received from Metaline Contact Mines LLC, which will be applied to the account receivable from related parties. See
Note 5.

                             METALINE CONTACT MINES

                              FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


                            WILLIAMS & WEBSTER, P.S.
                          CERTIFIED PUBLIC ACCOUNTANTS
                        BANK OF AMERICA FINANCIAL CENTER
                          601 W. RIVERSIDE, SUITE 1940
                                SPOKANE; WA 99201

                             METALINE CONTACT MINES

                                TABLE OF CONTENTS




ACCOUNTANT'S REVIEW REPORT                                                      1
FINANCIAL STATEMENTS
        Balance Sheets                                                          2
        Statements of Operations                                                3
        Statement of Stockholders' Equity                                       4
        Statements of Cash Flows                                                5

NOTES TO FINANCIAL STATEMENTS                                                   6

                     [WILLIAMS & WEBSTER, P.S. LETTERHEAD]

The Board of Directors
Metaline Contact Mines
Murray, Idaho

                           ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Metaline Contact Mines as of September 30, 2000 and the related statements of operations, stockholders' equity and cash flows for the nine months and three months ended September 30, 2000 and September 30, 1999, respectively. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance With generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The financial statements for the year ended December 31,1999 were audited by us and we expressed an unqualified opinion on them in our report dated March 29,2000, but we have not performed any auditing procedures since that date.

/s/ WILLIAMS & WEBSTER, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, WA

October 31, 2000

                             METALINE CONTACT MINES
                                 BALANCE SHEETS


                                                                              September 30,         December 31,
                                                                                  2000                 1999
                                                                               (Unaudited)
                                                                              -------------         ------------
ASSETS

     CURRENT ASSETS
         Cash and cash equivalents                                              $ 353,991            $ 321,228
         Federal tax deposit                                                           --                1,500
                                                                                ---------            ---------
             Total Current Assets                                                 353,991              322,728
                                                                                ---------            ---------

     OTHER ASSETS
         Receivables from related parties                                         109,413              226,768
         Prepaid expenses                                                           1,000                   --
         Investment in LLC                                                         37,535               38,253
                                                                                ---------            ---------
             Total Other Assets                                                   147,948              265,021
                                                                                ---------            ---------

     TOTAL ASSETS                                                               $ 501,939            $ 587,749
                                                                                =========            =========



LIABILITIES AND STOCKHOLDERS' EQUITY

     CURRENT LIABILITIES
         Accounts payable                                                       $      --            $  25,876
         Unrealized royalty income                                                  3,000                   --
                                                                                ---------            ---------
             Total Current Liabilities                                              3,000               25,876
                                                                                ---------            ---------

     COMMITMENTS AND CONTINGENCIES                                                     --                   --
                                                                                ---------            ---------

     STOCKHOLDERS' EQUITY
         Common stock, $0.05 par value; 20,000,000 shares authorized,
             14,064,300 and 13,564,300 shares issued and outstanding              703,222              678,222
         Additional paid-in capital                                               302,165              302,165
         Stock options                                                             13,632               13,632
         Accumulated deficit                                                     (520,080)            (432,146)
                                                                                ---------            ---------
             Total Stockholders' Equity                                           498,939              561,873
                                                                                ---------            ---------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $ 501,939            $ 587,749
                                                                                =========            =========

             See accompanying notes and accountant's review report.

                             METALINE CONTACT MINES
                            STATEMENTS OF OPERATIONS

                                                  For the Three Months Ended              For the Nine Months Ended
                                               --------------------------------        --------------------------------
                                               September 30,       September 30,       September 30,       September 30,
                                                  2000                 1999                 2000               1999
                                               (Unaudited)          (Unaudited)         (Unaudited)         (Unaudited)
                                               ------------        ------------        ------------        ------------
REVENUES                                       $         --        $         --        $         --        $         --
                                               ------------        ------------        ------------        ------------

GENERAL AND ADMINISTRATIVE EXPENSES

    Consulting and management fees                   30,075              12,500              90,075              37,785
    Accounting and legal fees                         1,192                 104              11,903               7,442
    Transfer agent fees                                 276                 207                 579                 450
    Office                                            5,622                 942               7,344               2,703
    Utilities                                            --                  44                   4                 135
    Travel and meals                                     81                  --               1,594                  --
    Taxes and licenses                                   10                  20                  69                  79
                                               ------------        ------------        ------------        ------------
       Total Expenses                                37,256              13,817             111,568              48,594
                                               ------------        ------------        ------------        ------------

OPERATING INCOME (LOSS)                             (37,256)            (13,817)           (111,568)            (48,594)
                                               ------------        ------------        ------------        ------------

OTHER INCOME

    Royalty income                                    3,000               3,000               9,000               9,000
    Interest income                                      40                 653               3,563                 653
    Dividend income                                   5,148               5,440              12,526              12,972
    Miscellaneous income (expense)                     (755)                653                (755)                653
    Income (Loss) from investment in LLC               (318)               (300)               (700)               (900)
                                               ------------        ------------        ------------        ------------
      Total Other Income                              7,115               9,446              23,634              22,378
                                               ------------        ------------        ------------        ------------

INCOME (LOSS) BEFORE TAXES                          (30,141)             (4,371)            (87,934)            (26,216)

INCOME TAX EXPENSE                                       --                  --                  --                  --
                                               ------------        ------------        ------------        ------------
NET INCOME (LOSS)                              $    (30,141)       $     (4,371)       $    (87,934)       $    (26,216)
                                               ============        ============        ============        ============
NET INCOME (LOSS) PER COMMON SHARE,
    BASIC AND DILUTED                          $        nil        $        nil        $        nil        $        nil
                                               ============        ============        ============        ============

WEIGHTED AVERAGE NUMBER
    OF COMMON SHARES OUTSTANDING,
    BASIC AND DILUTED                            13,378,684          12,626,800          13,378,684          12,626,800
                                               ============        ============        ============        ============

             See accompanying notes and accountant's review report.

                             METALINE CONTACT MINES
                        STATEMENT OF STOCKHOLDERS' EQUITY


                                                    Number of                                                           Total
                                                     Common        Common      Paid-in    Accumulated     Stock     Stockholders'
                                                  Stock Shares     Stock       Capital      Deficit      Options       Equity
                                                  ------------  ----------   ----------   -----------   ----------  -------------
BALANCE, AT DECEMBER 31, 1997                      12,564,300   $  628,222   $  302,165   $ (790,638)   $       --   $  139,749

      Issuance of stock at September 30, 1998
      in payment of consulting fees at
      $0.05 per share                                 250,000       12,500           --           --            --       12,500

      Net income for the year ended
      December 31, 1998                                    --           --           --      429,951            --      429,951
                                                   ----------   ----------   ----------   ----------    ----------   ----------


BALANCE, AT DECEMBER 31, 1998                      12,814,300      640,722      302,165     (360,687)           --      582,200

      Issuances of stock for consulting fees at
      $0.05 per share                                 750,000       37,500           --           --            --       37,500

      Stock options granted to officers and
      directors for consulting fees                        --           --           --           --        13,632       13,632

      Net loss for the year ended
      December 31, 1999                                    --           --           --      (71,459)           --      (71,459)
                                                   ----------   ----------   ----------   ----------    ----------   ----------

BALANCE AT DECEMBER 31, 1999                       13,564,300      678,222      302,165     (432,146)       13,632      561,873

      Issuances of stock for accounts payable at
      $0.05 per share                                 500,000       25,000           --           --            --       25,000

      Net loss for the period ended
      September 30, 2000                                   --           --           --      (87,934)           --      (87,934)
                                                   ----------   ----------   ----------   ----------    ----------   ----------

BALANCE, September 30, 2000 (unaudited)            14,064,300   $  703,222   $  302,165   $ (520,080)   $   13,632   $  498,939
                                                   ==========   ==========   ==========   ==========    ==========   ==========

             See accompanying notes and accountant's review report.

                             METALINE CONTACT MINES
                            STATEMENTS OF CASH FLOWS


                                                                            For the Nine Months Ended
                                                                        --------------------------------
                                                                        September 30,       September 30,
                                                                            2000               1999
                                                                         (Unaudited)        (Unaudited)
                                                                        -------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income (loss)                                                   $ (87,934)         $ (26,216)
      Adjustments to reconcile net income (loss) to net cash
          provided (used) by operating activities:
      Changes in assets and liabilities:
           (Increase) decrease in federal tax deposit                         1,500               (293)
           (Increase) decrease in account receivable                        117,355            (95,653)
           (Increase) in prepaid expenses                                    (1,000)                --
           (Increase) decrease in investment in LLC                             718                901
           Increase (decrease) in accounts payable                          (25,876)                --
           Increase (decrease) in unrealized royalty income                   3,000                 --
      Payment of expenses from issuance of stock                             25,000             37,500
                                                                          ---------          ---------
                 Net cash provided (used) by operating activities            32,763            (83,761)
                                                                          ---------          ---------

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES                                      --                 --
                                                                          ---------          ---------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                                      --                 --
                                                                          ---------          ---------

      Net increase (decrease) in cash and cash equivalents                   32,763            (83,761)

Cash and cash equivalents beginning of period                               321,228            407,347
                                                                          ---------          ---------

Cash and cash equivalents for end of period                               $ 353,991          $ 323,586
                                                                          =========          =========


Supplemental cash flow disclosures:

      Income taxes paid                                                   $      --          $      --
                                                                          =========          =========
      Interest paid                                                       $      --          $      --
                                                                          =========          =========

NON-CASH TRANSACTIONS

      Stock issued in payment of consulting and other expenses            $  25,000          $  37,500
                                                                          =========          =========

             See accompanying notes and accountant's review report.

                             METALINE CONTACT MINES
                        NOTES TO THE FINANCIAL STATEMENTS
                                SEPTEMBER 30, 2000

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Metaline Contact Mines (hereinafter "Metaline") was incorporated in November of 1928 under the laws of the State of Washington for the purpose of engaging in mining and the buying and selling of ores, metals, and minerals.

The Company was reorganized and recapitalized in 1960 and its articles of incorporation were amended to expand its business purposes to include various additional business activities. Metaline has continued its operations since its formation and has historically acquired land, mineral rights, patented lode mining claims, and timber.

In the last quarter of 1996, Metaline transferred substantially all of its assets to a limited liability company. See Note 3 and Note 8.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Interim Financial Statements

The interim financial statements as of and for the period ended September 30, 2000 included herein have been prepared for the Company without audit. They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for these periods. All such adjustments are normal recurring adjustments. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primary relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

                             METALINE CONTACT MINES
                        NOTES TO THE FINANCIAL STATEMENTS
                                SEPTEMBER 30, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The carrying amounts for cash, receivables, and payables approximate their fair value.

Derivative Instruments

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

At September 30, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Impaired Asset Policy

The Company evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts. The Company does not believe any adjustments are needed to the carrying value of its assets at September 30, 2000.

Investments

The Company accounts for its investment in Metaline Contact Mines LLC using the equity method. See Note 3.

Compensated Absences

Currently, the Company has no employees; therefore it is impracticable to estimate the amount of compensation for future absences and no liability has been recorded in the accompanying financial statements. The Company's policy will be to recognize the costs of compensated absences when actually paid to employees.

Basic and Diluted Loss Per Share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted loss per share was the same, as there were no common stock equivalents outstanding.

                             METALINE CONTACT MINES
                        NOTES TO THE FINANCIAL STATEMENTS
                                SEPTEMBER 30, 2000

NOTE 3 - INVESTMENTS IN LLC

On October 30, 1996, Metaline formed a Delaware limited liability company, Metaline Contact Mines, LLC (hereinafter "The LLC"). Upon organization of The LLC, The Company transferred substantially all of its assets (primarily real property surface rights and timber) to The LLC. The Company recorded its initial investment in The LLC at $674,834, the net book value of the assets transferred. At the time of The LLC's formation, the Company was the sole member in The LLC, representing 100% ownership.

In 1998, the majority of the Company's interest in The LLC was expensed in connection with the sale of the majority of The LLC's assets. See Note 5.

At the beginning of 1998, the Company's former shareholders acquired 93 percent of The LLC by transferring their stock in the Company to The LLC in exchange for non-managing member interests. At the conclusion of this share exchange, the Company's percentage of ownership in The LLC was reduced to seven percent (7%). The Company wrote down its initial investment by 93%, thus a loss of $627,596 was recorded to reflect its diluted investment in The LLC. After the write down of its investment, application of The LLC's capital gains, and The LLC's operating loss for the year ended December 31, 1998, the value of the Company's investment in The LLC was $45,440.

Both before and after the share exchange, the Company was the managing member of The LLC. See Note 5 and Note 9.

In 1999, a net loss in The LLC resulted in a decreased value of the Company's interest to $38,383.

NOTE 4 - MINERAL PROPERTIES

In 1996, Metaline transferred timber and real property surface rights to The LLC (see Note 3) but retained underground mineral rights to the transferred real property and its mining claims, located in Pend Oreille County in Washington State. The timber and real property surface rights were deemed by management to have a value equal to their recorded cost and this cost was transferred to The LLC. The related mineral rights are carried at no cost on Metaline's books.

In 1997, Metaline and The LLC jointly leased certain Pend Oreille County real estate and all of its mineral rights to a major mining company. See Note 6.

NOTE 5 - RELATED PARTIES

During 1996, $33,055 was advanced to The LLC for operating expenditures. At September 30, 2000, the remaining balance was approximately $4,000. These funds are recorded on Metaline's books as part of a non-current, related party receivable.

                             METALINE CONTACT MINES
                        NOTES TO THE FINANCIAL STATEMENTS
                                SEPTEMBER 30, 2000

NOTE 5 - RELATED PARTIES (CONTINUED)

During 1998, The LLC sold property for a net gain of $5,958,762. Metaline's share of this gain before adjustment of the Company's investment from The LLC's operating results and write down from its substantial decrease in ownership of The LLC (See Note 3) was $507,858. The Company recorded a non-current, related party receivable of $105,470 for the balance of the distribution which is expected to be received in 2000.

In June 1998, Metaline executed an agreement with Nor-Pac Limited Company wherein, for providing management and consulting services to Metaline, Nor-Pac was entitled to receive 500,000 shares of Metaline common stock in the second half of 1998, 250,000 shares of Metaline common stock quarterly in 1999 and $10,000 per month thereafter commencing on January 1, 2000. In the event that Metaline's common stock becomes publicly trading on NASDAQ or equivalent stock exchange, Nor-Pac shall receive as additional compensation 1,000,000 shares of common stock (if public trading commences in 1999). In September 1998, Metaline issued 250,000 shares of common stock to Nor-Pac and also issued another 250,000 shares in January 1999.

Throughout 1999, two additional stock issuances to NOR-PAC occurred totaling 500,000 shares in payment of consulting fees for the first and second quarter of 1999. Consulting fees for the third and fourth quarter of 1999 have been accrued and it is expected that shares will be issued in the year 2000 in full payment of the services.

For additional information on related parties, see Notes 3, 6 and 9.

NOTE 6 - MINING LEASE WITH PURCHASE OPTION

On September 1, 1997, Metaline and The LLC acting jointly as lessors, executed an agreement with Cominco American Incorporated (hereinafter "Cominco") wherein Cominco received the right to explore, develop, and mine Metaline's underground mineral rights in Pend Oreille County, Washington for a period of twenty years with an option renewal period of the same length. Under this lease agreement, Cominco obligates itself to pay the lessors $3,000 per quarter for the first five years of the lease with ascending quarterly increments at each successive five year interval.

The aforementioned quarterly disbursements are characterized by the lease as "advance royalty payments" which may be fully offset against a three-percent production royalty retained by the lessors.



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


                             METALINE CONTACT MINES
                        NOTES TO THE FINANCIAL STATEMENTS
                                SEPTEMBER 30, 2000

NOTE 6 - MINING LEASE WITH PURCHASE OPTION (CONTINUED)

The lease agreement, while providing that Cominco must expend $125,000 in exploration work within the first five years of the lease, also gives Cominco the option to purchase 200 surface acres of the leased property for fair market value during the lease term.

From the inception of the lease through December 31, 1999, Metaline has received $27,016 in payments from Cominco.

NOTE 7 - INCOME TAXES

The Company has available unused operating loss carryforwards that may be applied against future taxable income of $244,581 and $52,925 expiring on December 31, 2018 and 2019, respectively.

No deferred tax benefit has been reported in the financial statements, as the Company believes there is a significant chance that the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount. The estimated operating loss attributed to the nine months ended September 30, 2000 was $87,000.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

All earnings from The LLC in 1997 and 1996 were attributed by The LLC's principal owners to Metaline. Accordingly, Metaline reported these earnings as its own taxable income (on both Metaline's and The LLC's federal income tax returns) although Metaline retained only a 6.9861 percent interest in The LLC from the end of 1996 to December 31, 1998. For calendar 1998 and 1999, Metaline will report only its pro rata share (6.9861%) of taxable income from The LLC, with other LLC members reporting their respective share of LLC taxable income.

The LLC has agreed, in writing, to indemnify Metaline for any prior year income distributions requested by other LLC members. As of December 31, 1999, no cash or property distributions were made by the LLC to its members for indemnification purposes. In view of the ownership changes in The LLC, future distributions are expected to be made by The LLC to its members as determined from time to time by Metaline, its managing member. See Note 9 regarding a change in LLC ownership and see Note 5 regarding related party commitment.

NOTE 9 - CHANGE IN LLC OWNERSHIP

On June 1, 1998, Nor-Pac Limited Company purchased control of Metaline from its three principal owners at the time (Bunker Limited Partnership, Hecla Mining Company, and Metaline Mining & Leasing Company) by acquiring these entities' interests in Metaline Contact Mines LLC. See Note 1 and Note 5.

                             METALINE CONTACT MINES
                        NOTES TO THE FINANCIAL STATEMENTS
                                SEPTEMBER 30, 2000

NOTE 10-STOCK OPTIONS

On November 16, 1999, the board of directors approved the Metaline Contact Mines 1999 Stock Option Plan. This plan allows the Company to distribute up to 2,000,000 shares of common stock shares to officers, directors, employees and consultants through the authorization of the Company's board of directors at an initial exercise price of $0.125. The options may be exercised until November 16, 2009, at which time they expire.

The fair value of each option granted was estimated on the grant date using the Black-Scholes Option Price Calculation. The following assumptions were made to estimate fair value: the risk-free interest rate is 6.11%, volatility is 0.3, and the expected life of the options is ten years. Accordingly, $13,632 of the option's expense was initially recorded in the Company's financial statements as consulting and management fees. In accordance with Financial Accounting Standard No. 123 paragraph 115, this expense was deemed to be an estimate, subject to adjustment by decreasing the expense in the period of forfeiture.

Following is a summary of the status of fixed options outstanding at December 31, 1999 and September 30,2000:



                                                     Weighted
                                                      Average
                                      Number of       Exercise
                                        Shares         Price
                                      ---------      ---------
Outstanding, January 1, 1999                 --      $      --
              Granted                 1,000,000          0.125
              Exercised                      --             --
              Forfeited                      --             --
              Expired                        --             --
                                      ---------      ---------
Outstanding, December 31, 1999        1,000,000      $   0.125
                                      =========      =========
Exercisable, December 31, 1999        1,000,000      $   0.125
                                      =========      =========
Outstanding, January 1, 2000          1,000,000      $   0.125
              Granted                        --             --
              Exercised                      --             --
              Forfeited                      --             --
              Expired                        --             --
                                      ---------      ---------
Outstanding, September 30, 2000       1,000,000      $   0.125
                                      =========      =========
Exercisable, September 30, 2000       1,000,000      $   0.125
                                      =========      =========

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




DATED this the 1st day of December, 2000    "Registrant"

                                            METALINE CONTACT MINES

                                            By:  /s/  John W. Beasley
                                               ---------------------------------
                                               John W. Beasley
                                               Secretary

ITEM 2. DESCRIPTION OF EXHIBITS.

   3(i)* A complete copy of the Company's Articles of Incorporation, as amended.

   3(ii)*      A complete copy of the Company's By-Laws, as amended.

   10(i)*      A complete copy of the Mining Lease With Purchase Option.

   10(ii)(A)*  A complete copy of the Agreement for Management and Consulting
               Services, as amended.

* Incorporated by reference to the Company's Registration Statement on Form 10-SB, as amended, filed on July 14, 2000, and amended on August 11, 2000, File No. 0-31025.


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